UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

19 September 2014

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

16 September 2014

Diageo launches and prices 1.750% 10 year fixed rate Euro denominated bonds and reopens 1.125% bonds due in May 2019

Diageo, the world's leading premium drinks business, today launched and priced €0.5 billion fixed rate Euro denominated bonds due in September 2024 under its European Debt Issuance Programme. Simultaneously with the new issuance, a €0.5 billion reopening of the 1.125% bonds due in May 2019 has also taken place. The issuer of the bonds will be Diageo Finance plc, with payment of principal and interest fully guaranteed by Diageo plc. The issue consists of €0.5 billion bonds due May 2019 with a coupon of 1.125% and €0.5 billion bonds due September 2024 with a coupon of 1.750%.

Banco Santander, S.A., Bank of America Merrill Lynch, Barclays Bank PLC, Goldman Sachs International, J.P. Morgan Securities PLC, Standard Chartered Bank and UBS AG, London Branch are joint book-running managers. Proceeds from this issuance will be used for general corporate purposes.

This announcement is for information purposes only and does not constitute a prospectus or offering memorandum or an offer to acquire any securities and is not intended to provide the basis for any credit or any other third party evaluation of the securities (the "Securities") or the transaction (the "Transaction") and should not be considered as a recommendation that any investor should subscribe for or purchase any of the Securities. Neither this announcement nor any other documentation or information (or any part thereof) delivered or supplied under or in relation to the Transaction or the Securities shall be deemed to constitute an offer of or an invitation to purchase or subscribe the Securities. This announcement does not constitute an offer to sell, exchange or transfer any securities and is not soliciting an offer to purchase, exchange or transfer any securities in any jurisdiction where such offer, sale, exchange or transfer is not permitted or is unlawful.

Any investor who acquires the Securities must rely solely on the final prospectus published by the Company in connection with the Transaction, on the basis of which alone purchases of or subscription for the Securities may be made.

The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and no securities shall be offered or sold in the United States or to U.S. persons (as those terms are defined in Regulation S under the Securities Act) unless an exemption from the registration requirements of the Securities Act is available.

This announcement is for information purposes only and is directed only at persons in member states of the European Economic Area who are qualified investors as defined in Article (2)(1)(e) ("qualified investors") of Directive 2003/71/EC.

-ends-

Contacts

Investor enquiries to:	Colette Wright	+44 (0) 20 8978 1380
investor.relations@diageo.com

Media enquiries to:	Victoria Ward	+44 (0)208 978 4353
press.office@diageo.com

Editor notes

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan’s, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo’s global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 19 September 2014	By:	/s/ V Cooper
Name: V Cooper
Title: Senior Company Secretarial Assistant